Exhibit 99.1

BiondVax Provides Third Quarter 2017 Financial Results and Update

NESS ZIONA, Israel, November 28, 2017 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced its financial results for the quarter ended September 30, 2017 and provided a business update.

Dr. Ron Babecoff, BiondVax’s CEO, commented, “I am pleased that, once again we are meeting our objectives, increased our financial resources, and are moving towards executing our late stage universal flu vaccine development program.”

Third Quarter 2017 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.529 (NIS/$US) as at September 30, 2017.

●	Third quarter operating expenses were NIS 3.21m ($910,000) compared with NIS 3.47m for the third quarter of 2016;

●	Third quarter R&D expenses amounted to NIS 1.17m ($333,000) compared with NIS 2.42m for the third quarter of 2016;

As of September 30, 2017, BiondVax had cash and cash equivalents, short-term investments and marketable securities of NIS 78.09m ($22.13m) as compared to NIS 36.6m as of June 30, 2017.

Recent Corporate Update

●	The Israel Innovation Authority (IIA) agreed to fund up to 40% of a NIS 2.7 million (approximately US$750,000) budget towards ongoing development of M-001. http://www.biondvax.com/2017/08/biondvax-receives-additional-grant-funding/

●	BiondVax to consolidate trading on NASDAQ by voluntarily delisting from the Tel Aviv Stock Exchange on January 22, 2018. Last day of trading on TASE will be January 18, 2018. Shareholders with questions are invited to refer to our FAQ (in Hebrew) at http://bit.ly/BVXV-TASE.

●	In September, BiondVax closed a public offering of ADSs on Nasdaq, with gross proceeds of $10 million. http://www.biondvax.com/2017/09/biondvax-announces-closing-of-10-million-public-offering-of-american-depositary-shares-and-exercise-of-over-allotment-option/

●	BiondVax and the U.S. NIH signed a clinical trial agreement (CTA) for an NIH-funded Phase 2 trial with M-001, the company’s universal flu vaccine candidate. http://www.biondvax.com/2017/11/biondvax-and-nih-sign-clinical-trial-agreement-for-a-phase-2-trial-in-the-u-s-with-biondvaxs-universal-flu-vaccine/

About BiondVax

BiondVax is a biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Contact Details

Joshua Phillipson

+972 8 930 2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated  Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

** Tables to Follow **

2

BALANCE SHEETS

In thousands, except per share data

				Convenience translation
	December 31,	September 30,		September 30,
	2016	2016	2017	2017
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	15,705	15,091	76,892	21,789
Marketable securities	2,017	2,017	-	-
Short-term deposits	7,602	10,510	1,200	340
Other receivables	815	727	3,779	1,071

	26,139	28,345	81,871	23,200
LONG-TERM ASSETS:
Marketable securities	2,050	2,050	-	-
Property, plant and equipment	1,443	1,592	1,308	371
Other long term assets	478	370	515	146

	3,971	4,012	1,823	517

	30,110	32,357	83,694	23,717
CURRENT LIABILITIES:
Trade payables	686	477	792	225
Other payables	689	466	2,344	665

	1,375	943	3,136	890
LONG-TERM LIABILITIES:
Options	3,043	3,528	11,829	3,352
Severance pay liability, net	76	74	81	23

	3,119	3,602	11,910	3,375

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of September 30, 2017, 2016 (unaudited) and December 31, 2016; Issued and Outstanding: 261,419,599, 135,097,367 and135,097,367 shares as of September 30, 2017, 2016 and December 31, 2016, respectively	*)-	*)-	*)-	*)-
Share premium	113,041	111,697	179,182	50,774
Options	1,435	2,536	533	151
Other comprehensive income	6	8	-	-
Accumulated deficit	(88,866)	(86,429)	(111,067)	(31,473)

	25,616	27,812	68,648	19,452
	30,110	32,357	83,694	23,717

*) Represents an amount lower than NIS 1.

3

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

						Convenience translation
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2016	2016	2017	2016	2017	2017
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	7,794	2,421	1,174	5,962	5,070	1,437
Marketing, general and administrative	4,106	1,049	2,036	2,819	3,699	1,048

Total operating expenses	11,900	3,470	3,210	8,781	8,769	2,485

Operating loss	11,900	3,470	3,210	8,781	8,769	2,485

Financial income	75	10	217	59	17	5
Financial expense	(303)	(291)	(45)	(491)	(1,829)	(518)
Financial income (expenses) due to revaluation of options	2,944	1,395	4,341	2,466	(11,620)	(3,293)

Total finance (expense) income, net	2,716	1,114	4,513	2,034	(13,432)	(3,806)

Net income (loss)	(9,184)	(2,356)	1,303	(6,747)	(22,201)	(6,291)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(6)	1	(2)	(4)	(6)	(2)

Total comprehensive income (loss)	(9,190)	(2,355)	1,301	(6,751)	(22,207)	(6,293)

Earnings (loss) per share
Basic	(0.07)	(0.02)	0.01	(0.05)	(0.12)	(0.03)
Diluted	(0.07)	(0.02)	(0.01)	(0.05)	(0.12)	(0.03)

Weighted average number of shares used in computing earnings (loss) per share
Basic	135,097,367	135,097,367	191,521,484	135,097,367	180,680,089	180,680,089
Diluted	135,097,367	135,097,367	210,302,584	135,097,367	180,680,089	180,680,089

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